Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS

Proposed Re-election and Election of Directors

The Board announced that it has approved the proposed re-election and election of Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song and Mr. Jiao Shu Ge as Directors of the 8th session of the Board for a term of three years.

Proposed Re-election and Election of Supervisors

The Supervisory Committee announced that it has approved the proposed re-election of Mr. Pan Fu and Mr. Li Jia Shi as the shareholder representative Supervisors of 8th session of the Supervisory Committee for a term of three years. The next joint meeting of employees’ representatives meeting of the Company will be held for election of employees’ representative Supervisor for 8th session of the Supervisory Committee for a term of three years.

General Information

A circular containing, inter alia, further details of the proposed re-election and election of Directors and Supervisors together with the supplemental notice convening the EGM will be despatched to the shareholders of the Company on 24 November 2017.

PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS

Due to the term of appointment of each director (the "Director") of the 7th session of the board of directors (the "Board") of China Southern Airlines Company Limited (the “Company”) shall expire upon the conclusion of the forthcoming 2017 second extraordinary general meeting (the "EGM") to be held on 20 December 2017, according to the consideration opinion and recommendations of the nomination committee of the Company, the Board proposed to re-elect and elect each of Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang as executive Directors of the 8th session of the Board for a term of three years, to re-elect and elect Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song and Mr. Jiao Shu Ge as independent non-executive Directors of the 8th session of the Board for a term of three years. The appointment of Directors for the 8th session of the Board shall become effective upon the approval from the Shareholders at the EGM.

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Mr. Yuan Xin An, Ms. Yang Li Hua, Mr. Li Shao Bin and Mr. Guo Wei will not stand for re-election as Directors of 8th session of the Board due to personal work arrangement. In addition, Mr. Ning Xiang Dong and Mr. Liu Chang Le acting as the independent non-executive Directors for the consecutive six years, will not stand for re-election as independent non-executive Directors of 8th session of the Board according to the relevant laws and regulations. The term of office of retiring Directors shall expire upon the conclusion of the EGM and they will also resign as the chairmen and members of the relevant Board committees of the Company upon the conclusion of the EGM. The retiring Directors confirm that there is no disagreement between them and the Company and there is no matter in relation to their retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Mr. Yuan Xin An, Ms. Yang Li Hua, Mr. Li Shao Bin, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Guo Wei for their contribution to the Company.

The details of each of the nominated Directors are set out in the Appendix I of this announcement.

PROPOSED RE-ELECTION AND ELECTION OF SUPERVISORS

Due to the term of appointment of each Supervisors of the 7th session of the Supervisory Committee shall expire upon the conclusion of the EGM, according to the recommendation of CSAHC, it is approved to nominate Mr. Pan Fu and Mr. Li Jia Shi as the shareholder representative Supervisors of 8th session of the Supervisory Committee for a term of three years. The appointment of Supervisors for the 8th session of the Supervisory Committee shall become effective upon the approval from the Shareholders at the EGM. Ms. Zhang Wei will not stand for re-election as Supervisor of 8th session of the Supervisory Committee due to personal work arrangement and the term of office of Ms. Zhang Wei shall expire upon the conclusion of the EGM. Ms. Zhang Wei confirms that there is no disagreement between her and the Company and there is no matter in relation to her retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Ms. Zhang Wei for her contribution to the Company.

The next joint meeting of employees’ representatives meeting of the Company will be held before the EGM for election of employees’ representative Supervisor for 8th session of the Supervisory Committee for a term of three years. The appointment of employees’ representative Supervisor shall become effective upon the conclusion of the EGM. The Company will make further announcement on the appointment of employees’ representative Supervisor of 8th session of the Supervisory Committee. Ms. Yang Yi Hua and Mr. Wu De Ming will not stand for re-election as the employees’ representative Supervisors at the joint meeting of employees’ representatives meeting of the Company due to personal work arrangement. The term office of Ms. Yang Yi Hua and Mr. Wu De Ming shall expire upon the conclusion of the EGM. Ms. Yang Yi Hua and Mr. Wu De Ming confirm that there is no disagreement between them and the Company and there is no matter in relation to their retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Ms. Yang Yi Hua and Mr. Wu De Ming for their contribution to the Company.

The details of each of the nominated Supervisors are set out in the Appendix II of this announcement.

GENERAL INFORMATION

A circular containing, inter alia, further details of the proposed re-election and election of Directors and Supervisors together with the supplemental notice convening the EGM will be despatched to the shareholders of the Company on 24 November 2017.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

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23 November 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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APPENDIX I

Biographical details of the candidates proposed to be re-elected and elected as Directors at the EGM are set out below:

Wang Chang Shun, male, aged 60, graduated from University of Science and Technology of China majoring in management science and engineering with PHD degree and is a member of the Communist Party of China (“CPC”). He began his career in February 1976. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as general manager and Deputy Party Secretary of the Company. In April 2001, he also acted as the Vice Chairman of the Company; in September 2002, he acted as Vice President and Party member of CSAHC and also as Vice Chairman, President and Deputy Party Secretary of the Company. In August 2004, he served as Deputy minister and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy minister and Party member of Civil Aviation Administration of China. In October 2011, he was appointed as president and Deputy Party Secretary of China National Aviation Holding Company and in January 2012, he was appointed as the Chairman of Air China Limited. He was appointed as Vice Minister of Ministry of Transport, Party Leadership Group Member of Ministry of Transport and Party Secretary of Departments directly under the Ministry of Transport in January 2014, president and Deputy Party Secretary of CSAHC from February 2016 to May 2016, president and Deputy Party Secretary of CSAHC and Chairman of the Company from May 2016 to December 2016. Since December 2016, he has been Chairman, Party Secretary of CSAHC and Chairman of the Company. He is also a deputy to the 12th National People’s Congress. He is the representative of the 19th Communist Party of China National Congress and a member of the 12th CPC Guangdong Provincial Committee.

Tan Wan Geng, male, aged 53, graduated from Zhongshan University, majoring in regional geography, with qualification of a Master’s degree. He is an economist and a CPC member. Mr. Tan began his career in August 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1992 to 1996. He served as the Deputy Director General of Human Resources Division of the CAAC from May 1996 to September 1998. Mr. Tan served as the Deputy Director General of Personnel and Education Division of the CAAC from September 1998 to December 2000. He had been the Director General and Party Secretary of the CAAC Northeastern Region from December 2000 to January 2006, and became the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007. He has been the Director of the Company since June 2006. He had been the Party Member of CSAHC and the Party Secretary and Executive Vice President and Director of the Company from February 2007 to January 2009. He had been the Party Member of CSAHC and the President, the Party Secretary and the Director of the Company from January 2009 to February 2009. He had been the Party Member of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from February 2009 to May 2011. He had been the Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from May 2011 to January 2013. He was the Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Vice Chairman of the Board of the Company from January 2013 to December 2016. Since December 2016 to date, Mr. Tan has been the President, Director and Deputy Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Vice Chairman of the Board of the Company. Mr. Tan has been a member of the 11th CPC Guangdong Provincial Committee since January 2016.

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Zhang Zi Fang, male, aged 59, graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. While Mr. Zhang was at work, he obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang is a CPC member and began his career in February 1976. He served as Deputy Commissar of the China Northern Airlines Company as well as the Deputy Commissar of the Office, Deputy Commissar of Shenyang Flight Team from 1993 to 2000. He served as the Party Secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch from 2000 to 2003. He had been the Director of Political Works Department of CSAHC from October 2003 to February 2005. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company from February 2005 to December 2007. He had been the Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. He was the Party Secretary and the Vice President of the Company from February 2009 to August 2011. Mr. Zhang has been the Director of the Company since June 2009. He had been the Party member of CSAHC and the Party Secretary, the Vice President and the Director of the Company from August 2011 to April 2016. He had acted as the Party Member of the CSAHC and the Director, Party Secretary, the Vice President of the Company as well as the Director and Chairman of Henan Airlines from April 2016 to August 2016. Mr. Zhang has been Deputy Party Secretary, Vice President of CSAHC and Director, Party Secretary, the Vice President of the Company as well as the Director and Chairman of Henan Airlines since August 2016.

Zheng Fan, male, aged 62, graduated with a bachelor’s degree from Beijing Normal University majoring in School Education and is a senior expert of political science. Mr. Zheng is a CPC member and began his career in 1974. He served as a teacher of Faculty of Education at Beijing Normal University from February 1982. He worked as a cadre at public relationship department of the Chinese Communist Party Central Committee and was a deputy director level investigator from January 1986, deputy director-general (temporary post) of public relationship department of CBRC Shenzhen Municipality Luohu District Committee and deputy director general (temporary post) of public relationship department of Shenzhen Committee of Communist Party of China from March 1988, deputy director of public relationship department of CBRC Shenzhen Municipality Futian District Committee and office director of working committee under the CBRC Shenzhen Municipality Committee from March 1991. Since August 1994, he has been appointed as general manager of general administration office of Overseas Chinese Town Economic Development Company, general manager’s assistant of OCT Group and managing director of Overseas Chinese Town (HK) Company Limited since December 1997, deputy secretary of the Party Committee, secretary of Discipline Inspection Commission and Chief Cultural Officer of Overseas Chinese Group Company since August 2000, secretary of the Party Committee and vice-president of Overseas Chinese Group Company since March 2008, secretary of the Party Committee and vice-chairman of Overseas Chinese Town Company Limited since January 2010, chief supervisor since December 2014 and Professional External Director for Central State-owned Enterprises since February 2016. He acted as Council Member of China Overseas Exchange Association, director of relation of the Two Shores Across the Strait Association, vice president of Guangdong’s Association For Promotion of Cooperation between Guangdong, Hong Kong and Macao and vice-chairman of Guangdong Province Association of Entrepreneurs. He was also a member of the 11th session of Guangdong Provincial Committee of Political Consultative Conference, a Congressman of the 4 term and 5 term of the People’s Congress for Shenzhen Municipality.

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Gu Hui Zhong, male, aged 61, graduated with a master degree from Beihang University majoring in International Finance and is a senior accountant with professor level. Mr. Gu is a CPC member and began his career in 1974. He served as deputy chief and chief of the General Office of Financial Division of Aviation Industry Department, director of International Affairs Financial Division of Aviation Industry Corporation of China, general manager of Zhongzhen Accounting Consultative Corporation, vice director general of Financial Department of Aviation Industry Corporation of China and deputy director-general of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of the Communist Party and vice president of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China I. He acted as chairman of AVIC I International Leasing Co., Ltd. from December 2006 to February 2009, chairman of AVIC I Financial Co., Ltd. from April 2007 to February 2009, and chairman of CATIC International Holdings Limited from December 2008 to February 2010. From August 2008 to January 2017, he acted as a member of Party Leadership Group, vice president and chief accountant of Aviation Industry Corporation of China. He is a chairman of the National Defense Research Production and Defense Economic Expert Committee of the Central Military Commission and vice chairman of the Accounting Society of China.

Tan Jin Song, male, aged 52, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant and a CPC member. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Zhongshan University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the independent director of Poly Real Estate Company Limited, Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. In addition, Mr. Tan also acts as the independent non-executive director of Welling Holding Limited. Mr. Tan has been the independent non-executive director of the Company since 26 December 2013.

Jiao Shu Ge, male, aged 51, with a master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shangdong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master’s degree in Engineering. Mr. Jiao has extensive experience in funds management and equity management. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (CDH Investments). He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (CICC) and is the founder of CDH Investments. Mr. Jiao was the nonexecutive director of China Yurun Food Group Limited and China Shanshui Cement Group Limited. Currently, he is also the Director of the associated companies of CDH Investments, the independent nonexecutive director of China Mengniu Dairy Company Limited, the non-executive director and Vice Chairman of WH Group Limited, the director of Joyoung Co., Ltd., the Vice President of Henan Shuanghui Investment & Development Co.,Ltd. and the director of a number of companies including Beijing Taiyang Pharmaceutical Industry Company Limited, Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanping Nanfu Battery Co.,Ltd. and Shanghai Qingchen Real Estate Development Co., Ltd. Mr Jiao has been the independent non-executive director of the Company since 30 June 2015.

If the above candidates are appointed as Directors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the 8th Session of the Board.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risk and contributions of his/her position.

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Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang will not receive any director’s fee. The annual basic emolument of an independent non-executive Director of the 8th session of the Board is either RMB150,000 (before taxation) for each independent non-executive Director or be determined according to relevant national policies.

As at the date of this announcement, save as disclosed, the above director candidates (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Each of the candidates for independent non-executive Directors has met the independence requirements as set out in Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

There is no other matter relating to the proposed appointment of Directors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

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APPENDIX II

Biographical details of the candidates proposed to be re-elected as Supervisors at the EGM are set out below:

Pan Fu, male, aged 54, graduated with a master degree from Chongqing University majoring in Power Systems and Automation, and is a senior engineer. Mr. Pan is a CPC member and began his career in July 1986, and served successively as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and director of Kunming Power Plant, the Deputy Chief Engineer and chief engineer of Yunnan Electric Power Corporation from 1994 to 2003. He served as the deputy director (work as chair) and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd. from February 2003 to April 2004; served as the Director of the China Southern Power Grid Technology and Research Center from April 2004 to January 2005, and served as the General Manager (legal representative) and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the party member and team leader of the Discipline Inspection Commission of CSAHC since November 2010 and the supervisor & chairman of the Supervisory Committee of the Company since December 2010.

Li Jia Shi, male, aged 56, graduated from Guangdong Polytechnic Normal University majoring in Economics and Mathematics, and obtained an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li is a CPC member and began his career in August 1976. He served as the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company, the party secretary of Guangzhou Nanland Air Catering Company Limited from 1994 to 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAHC from December 1999 to December 2003; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li served as a member of the Standing Committee of the CPC, the Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2007 to February 2012. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAHC, and member of the Standing Committee of the CPC, Secretary of the Disciplinary Committee and Director of the Disciplinary Committee Office, and supervisor of the Company since February 2012.

If the above candidates are appointed as Supervisors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the 8th Session of the Supervisory Committee. Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a Supervisor is determined with reference to the responsibilities, risk and contributions of his/her position.

Mr. Pan Fu will not receive any Supervisor’s fee. Mr. Li Jia Shi will not receive any Supervisor’s fee but will receive salary based on his position in the Company, the exact amount of which is determined by the working salary system of the Company.

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As at the date of this announcement, save as disclosed, the above supervisor candidates (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the proposed appointment of Supervisors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

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